UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission File Number 333-91478-99
For the period ended January 1, 2008 and fiscal year ended December 31, 2007 and 2006
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Midsouth Rail Union 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of January 1, 2008 and December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Period Ended January 1, 2008 and Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2007	13

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions	14

Signatures	15

Exhibit:

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Midsouth Rail Union 401(k) Retirement Savings Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of the Midsouth Rail Union 401(k) Retirement Savings Plan as of January 1, 2008 and December 31, 2007 and the related statements of changes in net assets available for benefits for the period ended January 1, 2008 and the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Midsouth Rail Union 401(k) Retirement Savings Plan as of January 1, 2008 and December 31, 2007 and the changes in net assets available for benefits for the period ended January 1, 2008 and the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 10 to the financial statements, Kansas City Southern, the Plan sponsor, merged the Plan into the Kansas City Southern 401(k) and Profit Sharing Plan on January 1, 2008.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP

Kansas City, Missouri
June 27, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
MidSouth Rail Union 401(k) Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
The Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
January 1, 2008 and December 31, 2007 and 2006

	January 1,	December 31,
	2008	2007	2006
Assets:
Cash and temporary investments	$12,950	12,950	15,112

Investments, at fair value:
Common stock of Kansas City Southern	315,630	315,630	232,362
Common collective trust	935,299	935,299	1,091,103
Mutual funds	3,244,982	3,244,982	2,877,512

Total investments	4,495,911	4,495,911	4,200,977

Other receivable	408	408	—

Total assets	4,509,269	4,509,269	4,216,089

Liabilities:
Investment trades payable	12,953	12,953	14,600
Accrued liabilities	—	—	3,099
Transfer to Kansas City Southern 401(k) and Profit Sharing Plan	4,502,881	—	—

Total liabilities	4,515,834	12,953	17,699

Net assets available for benefits at fair value	(6,565)	4,496,316	4,198,390
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,565	6,565	23,807

Net assets available for benefits at contract value	$—	4,502,881	4,222,197

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Period ended January 1, 2008 and Years ended December 31, 2007 and 2006

	For the
	Period Ended	For the Years Ended
	January 1,	December 31,
	2008	2007	2006
Additions:
Investment income:
Interest and dividends	$—	287,400	199,268
Net appreciation in fair value of investments	—	3,160	243,561

Total investment income	—	290,560	442,829

Contributions:
Participant contributions	—	346,093	352,131
Company contributions	—	83,424	90,212

Total contributions	—	429,517	442,343

Total additions	—	720,077	885,172

Deductions:
Benefits paid	—	(439,393)	(328,671)

Increase in net assets available for benefits before transfer of assets to other qualified plan	—	280,684	556,501
Transfer to Kansas City Southern 401(k) and Profit Sharing Plan	(4,502,881)	—	—

Net increase (decrease)	(4,502,881)	280,684	556,501
Net assets available for benefits:
Beginning of period	4,502,881	4,222,197	3,665,696

End of period	$—	4,502,881	4,222,197

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the Midsouth Rail Union 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

These financial statements include the period ended January 1, 2008 and the years ended December 31, 2007 and 2006. The Plan elected to defer the filing of its financial statements with its Form 5500 for the year ended December 31, 2007, as permitted by 29 CFR 2520.104-50, since the following Plan year ended January 1, 2008 is a short year of seven months or less. Accordingly, the Plan has included statements of net assets as of January 1, 2008 and December 31, 2007 and 2006, along with statements of changes in net assets for the period ended January 1, 2008, and years ended December 31, 2007 and 2006, as required by DOL regulations when such election is made.
(a)	General

The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all full-time employees of the Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union. Plan entry dates are the first day of each calendar quarter.

A participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to receive Company contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan and continues to share fully in trust fund allocations, as set forth in the Plan. Upon rejoining any of the above collective bargaining units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. On June 14, 2007, the Plan’s trustee changed from Nationwide Trust Company to Charles Schwab Trust Company (the “Trustee”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 100% of the first $500 of participant salary deferral contributions. Upon enrollment in the Plan, a participant may direct their contributions and Company matching contributions into any of the various funds offered by the Plan, which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006

(d)	Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon.

Company contributions vest according to the following schedule:

Percent
Years of service	vested
One year	20%
Two years	40
Three years	60
Four years	80
Five years	100
(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

(g)	Forfeitures

Nonvested amounts forfeited by employees may be used to reduce the Company’s contribution. There were no allocated forfeitures during the period ended January 1, 2008. Allocated forfeitures were $243 and $188 for the Plan years ended December 31, 2007 and 2006, respectively. Outstanding forfeitures at January 1, 2008 and December 31, 2007 and 2006, were $2,622, $2,622, and $360, respectively.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(h)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investments Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The contract value is determined by the Invesco National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(d)	Net Appreciation (Depreciation) in fair value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and enhances disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to partially defer the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Plan does not anticipate that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	January 1,	December 31,
	2008	2007	2006
Invesco Stable Value Trust, 941,864, 941,864, and 1,114,910 units, respectively	$935,299	935,299	1,091,103
CRM Mid Cap Value Fund/Investment, 8,533, 8,533, and 7,814 units, respectively	248,723	248,723	229,876
EuroPacific Growth, 5,795, 5,795, and 4,842 units, respectively	294,817	294,817	225,454
Franklin Balance Sheet Investment Fund—Class A, 6,256, 6,256, and 5,331 units, respectively	362,603	362,603	355,627
Growth Fund of America, 9,013, 9,013, and 8,105 units, respectively	306,521	306,521	266,402
ING International Value Fund, 12,429, 12,429, and 9,532 units, respectively	231,053	231,053	196,171
Janus Fund, 7,051, 7,051, and 6,744 units, respectively	227,479	227,479	189,787
Kansas City Southern common stock, 9,194, 9,194, and 8,018 shares, respectively	315,630	315,630	232,362
MFS Value Fund, 10,151, 10,151, and 8,171 units, respectively	269,300	269,300	218,728
PIMCO Total Return Administrative Shares, 54,172, 54,172, and 45,945 units, respectively	579,101	579,101	476,912
Washington Mutual Investors, 8,605, 8,605, and 7,536 units, respectively	289,383	289,383	262,712
During 2008, there was no change in value of the Plan’s investments. During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,160 and $243,561, respectively, as follows:

	2008	2007	2006
Kansas City Southern common stock	$—	40,471	40,094
Mutual funds	—	(37,311)	203,467

Total net investment appreciation	$—	3,160	243,561

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 7, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 1, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 1, 2002. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the period ended January 1, 2008 and years ended December 31, 2007 and 2006.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)	Related Party Transaction

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At January 1, 2008 and December 31, 2007 and 2006, the fair value of shares held is $315,630, $315,630, and $232,362, respectively.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

	2008	2007	2006
Net assets available for benefits per the financial statements	$—	4,502,881	4,222,197
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(6,565)	(23,807)

Net assets available for benefits per the Form 5500	$—	4,496,316	4,198,390

The following is a reconciliation of the investments per the financial statements to the Form 5500:

	2008	2007	2006
Investments per the financial statements	$4,495,911	4,495,911	4,220,977
Less: Pending transfer of investments to Kansas City Southern 401(k) and Profit Sharing Plan	(4,495,911)	—	—

Investments per the Form 5500	$—	4,495,911	4,220,977

Transfer of legal control of the Plan’s net assets occurred on January 1, 2008. Transfer of legal title of the underlying investments of the Plan occurred and was completed at various dates during the month of January 2008.
The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2008	2007	2006
Total investment income per the financial statements	$—	290,560	442,829
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	17,242	(23,807)

Total investment income per the Form 5500	$—	307,802	419,022

(9)	Prohibited Transaction

During the period ending January 1, 2008 and plan year ending December 31, 2007, the Company did not have any prohibited transactions. During the plan year ending December 31, 2006, the Company failed to remit to the Trustee certain employee contributions totaling approximately $90 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(10)	Plan Merger

On December 31, 2007, the Plan Sponsor approved the merger of the Plan into the Kansas City Southern 401(k) and Profit Sharing Plan (the “KCS 401(k) Plan”). Effective January 1, 2008, legal control of the Plan’s net assets of $4,502,881 were transferred to the KCS 401(k) Plan.

Schedule 1
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Identity	Description	Fair value
Common stock:
*Kansas City Southern common stock	9,194 shares, with a fair value of $34.33 per share	$315,630
Common collective trust:
Invesco Stable Value Trust	941,864.10 shares, with a fair value of $0.99 (rounded) per share	935,299
Mutual funds
AIM Small Cap Growth Fund	3,220.833 shares, with a fair value of $29.00 per share	93,404
American Balanced	6,852.193 shares, with a fair value of $19.31 per share	132,316
American Century Real Estate/Advisor	4,176.221 shares, with a fair value of $21.19 per share	88,494
CRM Mid Cap Value Fund/Investment	8,532.531 shares, with a fair value of $29.15 per share	248,723
DWS Equity 500 Index	417.014 shares, with a fair value of $164.59 per share	68,636
EuroPacific Growth	5,795.496 shares, with a fair value of $50.87 per share	294,817
Franklin Balance Sheet Investment Fund—Class A	6,256.098 shares, with a fair value of $57.96 per share	362,603
Growth Fund of America	9,012.661 shares, with a fair value of $34.01 per share	306,521
ING International Value Fund	12,428.887 shares, with a fair value of $18.59 per share	231,053
Janus Fund	7,051.422 shares, with a fair value of $32.26 per share	227,479
Janus Twenty Fund	717.298 shares, with a fair value of $74.10 per share	53,152
MFS Value Fund	10,150.772 shares, with a fair value of $26.53 per share	269,300
PIMCO Total Return Administrative Shares	54,172.271 shares, with a fair value of $10.69 per share	579,101
Washington Mutual Investors	8,604.898 shares, with a fair value of $33.63 per share	289,383

Total investments		$4,495,911

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2007

Identity of party involved	Relationship to plan	Description of transaction	Amount Involved	Lost Income
Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	$90	$20

See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MidSouth Rail Union 401(k) Retirement Savings Plan
June 27, 2008	/s/ John E. Derry
John E. Derry
Vice President Human Resources